Exhibit 1.7

WCI Communities Markets New Homes,
Mortgages, Real Estate and Amenities Using
Pivotal

One of America’s leading luxury home builders upgrades its Pivotal Homebuilder Front Office system; takes advantage of enhanced integration to ERP system

FOR IMMEDIATE RELEASE

Vancouver, BC – April 20, 2005 – Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, today announced that WCI Communities, named America’s Best Builder for 2004 by the National Association of Homebuilders and Builder Magazine, is using Pivotal Homebuilder Front Office to streamline new home sales, better target marketing efforts and provide top-rated service and warranty administration. The company is currently upgrading its Pivotal system to take advantage of enhanced integration to its Oracle/PeopleSoft ERP system.

WCI Communities, Inc., named America’s Best Builder for 2004 by the National Association of Home Builders and Builder Magazine, has been creating amenity-rich, master-planned lifestyle communities since 1946. Florida-based WCI caters to primary, retirement, and second-home buyers in Florida, New York, New Jersey, and Connecticut. In addition to homebuilding, WCI generates revenues from its Prudential Florida WCI Realty Division, its mortgage and title businesses, and its amenities, as well as through land sales and joint ventures. With an annual new home order growth rate of more than 70% and a unique target market often requiring out-of-state marketing, WCI Communities recognized the need to streamline the home buying experience, better target marketing efforts and automate many service functions to provide even more responsive post-sale service to home buyers.

To do this, WCI Communities required a flexible CRM product that could be quickly integrated with existing systems to provide sales, marketing and customer care support not only to its homebuilding business but also to its amenities, mortgage/title and real estate divisions. After a review of available systems, WCI Communities’ deployed Pivotal Homebuilder Front Office in 2003. The company is currently upgrading to the latest generation of the product to take advantage of enhanced integration with its Oracle/PeopleSoft ERP system.

“For more than 50 years, WCI Communities has been creating luxurious homes and a highly-personalized home buying experience – tailoring plans and amenities to the personal tastes of our customers,” said Diana Walker, CIO, WCI Communities. “With tighter integration to our ERP system, Pivotal gives our marketers, salespeople and customer care employees the comprehensive customer information they need to provide great service – all from a single, easy-to-use system.”

Using Pivotal, WCI Communities’ is able to create the complete home buying experience their affluent luxury home buyers are seeking with each division playing its role in the package. Using profile information in the Pivotal system, WCI Communities’ marketers are able to selectively target out-of-state home buyers with campaigns based on preferences such as golf or country club living. As potential buyers respond, additional information such as mortgage requirements or recreational preferences are captured in the system and made available to all of WCI’s divisions. WCI’s field sales agents can then prepare a highly personalized site visit which incorporates the home plans, amenities and mortgage options that will most appeal to the potential buyer and quickly roll these details into a proposal.

After the sale, customer care agents can access the comprehensive repository of customer information, review the home history, and manage the complete service cycle, including dispatching contractors, tracking service requests, monitoring service quality and tracking contractor and supplier charge-backs. Enhanced integration to

WCI Communities’ ERP system will help give all customer-facing employees access to information on product inventories, options, elevations and the details of completed contracts without leaving their Pivotal system.

According to Bruce Cameron, general manager, homebuilding, Pivotal, “WCI Communities has a reputation for luxurious homes, highly satisfied customers and a willingness to adopt innovative new technologies. By breaking down the barriers between its back end and customer facing applications, the company is further demonstrating its technology leadership and commitment to customer care.”

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,800 companies around the world have licensed Pivotal including: Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 1,800 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to allow a client to efficiently manage their customer relationships and provide targeted marketing and customer service, the ability that the use of Pivotal software will make it easier for clients to respond in a timely, intelligent manner to the needs of the client’s customers, and the ability of Pivotal software and services to produce meaningful increases in revenue, margins and customer loyalty. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to extract customer preferences from custom reports generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.